

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 29, 2008

Mr. Kelvin Claney
Chief Executive Officer
International Commercial Television, Inc.
299 Madison Avenue N.
Suite C
Bainbridge Island, WA 98110

> **Re: International Commercial Television, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 17, 2008**
> **File No. 0-49638**

Dear Mr. Claney:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Adam Phippen
Staff Accountant